UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
August 31, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date August 31, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s financial information in 2007

(Helsinki, Finland, August 31, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)

Metso Corporation will publish its Financial Statements and three Interim Reviews in 2007 as follows:

February 7, 2007 April 27, 2007 July 26, 2007 October 25, 2007	2006 Financial Statements Interim Review for January — March 2007 Interim Review for January — June 2007 Interim Review for January — September 2007.

The printed Annual Report for 2006 will be published during the week starting on March 12, 2007.

Metso Corporation’s Annual General Meeting is planned to be held on Tuesday, April 3, 2007. Metso’s Board of Directors will summon the Meeting at a later date.

Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.

www.metso.com

For further information, please contact:

Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.